SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Tembec adds FSC-certified pulp to its list of environmentally-friendly products

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec adds FSC-certified pulp to its list of environmentally-friendly products

Temiscaming (Quebec), June 16, 2005  –  Tembec today announced that it has recently begun offering FSC-certified Softwood Kraft (NBSK) and Temcell® High Yield pulps to the market. FSC certification is a third party endorsement for environmentally and socially responsible forestry practices, and is the only system that tracks market pulp from the forest to the final product.

"We are proud to announce that Tembec's Smooth Rock Falls and Temiscaming High Yield pulp operations have both recently achieved Forest Stewardship Council (FSC) chain of custody certification," said Terrence P. Kavanagh, Tembec Executive Vice President and Chief Operating Officer. "Tembec's Skookumchuck Softwood Kraft pulp mill in British Columbia is currently conducting its chain of custody audit and expects to introduce additional FSC-certified NBSK pulp to the market as early as July 2005. Tembec is committed to being a leader in the supply of FSC pulps, and we are making good progress toward reaching our stated environmentally and socially responsible forest management goals."

The three operations produce approximately 770,000 metric tonnes of NBSK and BTCMP High Yield pulps annually, and use FSC wood fibre from a combined area totalling 10 million acres. The area includes Tembec's Gordon Cosens five million-acre forest licence located in Northeastern Ontario, which is the largest FSC-certified forest in Canada and is the first boreal (northern) forest to be certified in North America. In addition, the area includes Tembec's 350,000-acre Tree Farm Licence 14, located in the southeastern British Columbia.

Softwood Kraft (NBSK) and High Yield pulps are used in various products including towel and tissue, printing and writing, and specialty papers. These FSC-certified pulps now allow Tembec's customers to respond to market demands for certified, environmentally-friendly products, and to demonstrate their support for sustainable forest management.

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Source:	Terrence P. Kavanagh Executive Vice President and COO Tel: (819) 627-4285	Chris McDonell Environmental and Aboriginal Relations Manager Tel: (819) 627-4429

Contact:	Pierre Brien Vice President, Communication and Public Affairs Tel: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

By:           signed: Antonio Fratianni

Name:    Antonio Fratianni
Title:       General Counsel and Corporate Secretary

Date:      June 21, 2005